UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2023

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 19, 2023, Tiziana Life Sciences LTD (the “Company”) issued this 6K announced, “first patient dosed” in its Phase 2a study comparing two doses of intranasal foralumab and placebo in patients with non-active secondary-progressive multiple sclerosis (na-SPMS). Six investigational centers have been recruited for this double-blind, placebo-controlled trial, with up to 18 patients per treatment arm. The primary endpoint of the trial will be the change in microglial activation based on PET scans. Clinical evaluations include the Expanded Disability Status Scale (EDSS), QoL assessments, and the Modified Fatigue Impact Scale (MFIS), which assess parameters that are essential to a patient’s everyday life. Novel immuno-biomarkers will be measured also and assessed for predictive relevance. Central review of PET scans and images is an integral component of this study., a copy of which is furnished as Exhibit 99.1

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: December 19, 2023	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated December 19, 2023

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